News Release

PartnerRe Appoints New CFO

•Abina Kealy, Chief Accounting Officer at PartnerRe, has been appointed Chief Financial Officer effective September 6, 2022.

•Ms. Kealy succeeds Chief Financial Officer and EVP, Nick Burnet, who is leaving PartnerRe to pursue other opportunities.

•Mr. Burnet will continue at PartnerRe until the end of the year to help transition his role. He will be available to PartnerRe through February 2023 in a consulting capacity.

PEMBROKE, Bermuda, September 6, 2022 – PartnerRe Ltd. today announced that Abina Kealy has been appointed Chief Financial Officer and will become a member of PartnerRe’s Executive Leadership Team. Formerly PartnerRe’s Chief Accounting Officer, she will assume executive responsibility for PartnerRe’s Finance functions across the Group effective September 6, 2022.

Ms. Kealy succeeds Chief Financial Officer and EVP, Nick Burnet, who will be leaving the Company to pursue other opportunities.

Mr. Burnet will continue at PartnerRe until year-end to support the transition process and in a consultancy capacity through February 2023.

Commenting on the announcement, PartnerRe’s President and CEO, Jacques Bonneau, said: “I would like to personally thank Nick for his work on the Covéa transaction and for the leadership he has provided during his years of service, especially his commitment to developing a strong team in Finance.

“At the same time, I am pleased to welcome Abina Kealy as PartnerRe’s Chief Financial Officer of the PartnerRe Group and a member of the Executive Leadership Team reporting to me. Ms. Kealy’s long tenure and understanding of the company, her deep financial expertise and knowledge of the industry, together with her collaborative leadership style, all make her a valuable addition to our Executive team.”

News Release
Mr. Burnet joined PartnerRe as Chief Financial Officer in 2020 based in Bermuda. During his time with PartnerRe, he was a valued member of the Executive Leadership Team with executive responsibility for Finance, Actuarial, Reserving, Risk Management and Third-party Capital.

Ms. Kealy joined PartnerRe in 2009. Based predominantly in Dublin, she has held a number of senior finance roles, most recently Chief Accounting Officer responsible for all external reporting for the PartnerRe Group. Prior to that she was CFO of Europe & APAC and Controller for the P&C business unit and Head of Group Planning within the Financial Planning & Analysis department. Since 2019, Ms. Kealy has headed up PartnerRe’s implementation program for the new insurance accounting standard, IFRS17. She will continue to be based in PartnerRe’s Dublin office.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2021, total revenues were $7.4 billion. At June 30, 2022, total assets were $27.3 billion, total capital was $8.0 billion and total shareholders’ equity was $6.2 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz